FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2007

Commission File Number: 000-29644

ARM HOLDINGS PLC

(Translation of registrant’s name into English)

110 Fulbourn Road
Cambridge CB1 4NJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____	No _____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

ARM HOLDINGS PLC

INDEX TO EXHIBITS

Item
1.	Press release dated March 5, 2007
2.	Press release dated March 19, 2007
3.	Press release dated March 28, 2007

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 30, 2007
ARM HOLDINGS PLC.

/s/ Tim Score

Name: Tim Score Title: Chief Financial Officer

Item 1

05 March 2007

ARM Announces Development Kit To Reduce Time-To-Market Of Mobile
Gaming Platforms

Standards-compliant ARM Mali SDK complements market-leading combination of hardware, software and tools for the development of graphics applications

CAMBRIDGE, UK - Mar. 5, 2007 -ARM [(LSE:ARM); (Nasdaq:ARMHY)] today announced at the Game Developers’ Conference, San Francisco, Calif., the ARM® Mali™ Software Development Kit (SDK), which enables game developers to quickly transition from generic application development to ready-to-use designs for a wide range of handsets. Mobile handset manufacturers require that games are available at launch to capitalize on the shelf life of new devices. The Mali SDK enables developers to create and test games before silicon exists, thereby ensuring that new games are available on the day the handset is released and maximizing the time for which their games are marketable.

The Mali SDK is the latest addition to the ARM graphics portfolio, which addresses the market need for high performance and low power consumption for games and user interfaces.  With its advanced processors, Graphics Processing Units (GPUs) including the Mali55™ and Mali200™ processors, and RealView® development tools, ARM provides its silicon Partners with a complete system implementation that is as efficient as possible within the constraints of an embedded environment.

“ARM is taking its mobile strategy to the next level by introducing a new method of development which fully utilizes the hardware capabilities in mobile phones,” said Dr. Jon Peddie, president, Jon Peddie Research. “Unlike other graphics software development kits, mobile application developers can now benefit from a silicon-independent platform that offers leading ARM CPU emulation and development tools. This enables mobile game creation to start earlier in the handset design cycle, maximizing commercial return after product launch.”

The ARM graphics ecosystem enables collaboration among market leaders to link the ARM platform with a community of complementary solutions to shape the future of the graphics industry.   ARM contributes its expertise as a processor, GPU and tools vendor to enable application developers to create competitive, cutting-edge games for models pre-silicon. This mutually beneficial cooperation provides game developers, publishers and tools vendors with the differentiation necessary to lead in this competitive market.

“ARM has combined the strengths of its technologies to deliver the only commercially available, off-the-shelf virtualization product, maximizing market exposure for mobile games,” said Borgar Ljosland, graphics business development manager, ARM.  “This underscores our commitment to industry collaboration with leading tools and services vendors, game developers and game publishers.  Together with our Connected Community Partners within the graphics ecosystem, ARM will help define the future of mobile gaming by facilitating innovation in next-generation game development.”

“Ideaworks3D is expanding its partnership with ARM to enhance our software development kit for game developers in an effort to give our licensees the greatest competitive edge,” said Alex Caccia, chief executive officer, Ideaworks3D.  “In optimizing our Airplay 3.0 SDK for the innovative ARM graphics architecture, we are ensuring that game developers and publishers can immediately bring their fully optimized gaming content to semiconductor platforms and devices that incorporate the Mali55 graphics processing unit. At the Game Developers’ Conference this week, we will be demonstrating our Airplay 3.0 SDK for the Mali graphics architecture, allowing customers to see first hand the benefit of our partnership with ARM.”

The Mali SDK product features run-time code translation technology, which enables fast virtual platforms to run on a standard PC in real time.  In addition, the complete graphics solution delivers developer libraries for the APIs, which offer maximum debug visibility and profiling and analysis tools which support current and emerging standards from the Khronos consortium, including OpenGL ES technology.  The Mali SDK also includes a performance analysis tool, texture compression tool, demo engine library and import tool for quick demos and import models, a visual debugger, a CPU/GPU software model for real-time information models to port games, a shader debugger and a shader compiler. The Mali SDK will be available from ARM for commercial licensing in Q2 2007.

About ARM
ARM designs the technology that lies at the heart of advanced digital products, from mobile, home and enterprise solutions to embedded and emerging applications. ARM’s comprehensive product offering includes 16/32-bit RISC microprocessors, data engines, graphics processors, digital libraries, embedded memories, peripherals, software and development tools, as well as analog functions and high-speed connectivity products. Combined with the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

About the ARM Connected Community
The ARM Connected Community is a global network of companies aligned to provide a complete solution, from design to manufacture and end use, for products based on the ARM architecture. ARM offers a variety of resources to Community members, including promotional programs and peer-networking opportunities that enable a variety of ARM Partners to come together to provide end-to-end customer solutions. For more information, please visit http://www.arm.com/community.

ENDS

ARM and RealView are registered trademarks of ARM Limited. Mali, Mali55 and Mali200 are trademarks of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; AXYS Design Automation Inc.; AXYS GmbH; ARM Embedded Solutions Pvt. Ltd.; ARM Physical IP, Inc.; and ARM Norway, AS.

Contact Details for ARM:

ARM PRESS OFFICE: +44 208 846 0797

Nandita Geerdink	Claudia Natalia	Michelle Spencer
Text 100	ARM	ARM
+1 415 593 8457	+1 408 548 3172	+44 1628 427780
naarm@text100.com	claudia.natalia@arm.com	michelle.spencer@arm.com

Mali SDK has received support from ARM Partners (members of the ARM Connected Community)

“We at The Code Monkeys have been developing games for portable devices since 1988.  With our unrivalled programming expertise we have delivered more than120 creative games across multiple systems to our customers over the years,” said Mark Kirkby, technical director, The Code Monkeys.  “As an industry veteran, we believe ARM’s contributions to the graphics ecosystem will strengthen our leadership as an independent gaming company by enabling us to design even more advanced games at an earlier stage in the development cycle.”

“In order to maximize revenue, we need to deploy our game titles on as many handsets as possible,” said Mark Phoenix, president and CEO, Phoenix Soft Mobile.  “Our work with ARM has greatly simplified our porting process and enabled our publishers to take maximum advantage of the limited shelf life of handsets.”

“Tira Wireless customers rely on our advanced technology to speed time to market and reduce the cost of deploying quality content,” said Allen Lau, CTO and co-founder of Tira Wireless. “The ARM Mali SDK contributes to this goal by giving game publishers access to fast and accurate virtual prototypes that can be quickly adapted to the many mobile devices in the market today.”

Item 2

19 March 2007

ARM Extends Cortex Family with First Processor Optimized for FPGA

The ARM Cortex-M1 processor enables OEMs to reduce development costs through standardization on a single architecture across FPGA, ASIC and ASSP

CAMBRIDGE, UK - Mar. 19, 2007—ARM [(LSE:ARM); (Nasdaq: ARMHY)] today announced the availability of the ARM® Cortex™-M1 processor - the first ARM processor designed specifically for implementation on   FPGAs. The ARM Cortex-M1 processor extends the range of the ARM Cortex processor family and enables OEMs to standardize around a common architecture across the performance spectrum. Actel has worked with ARM as lead Partner and is the first licensee of the Cortex-M1 processor for use by their FPGA customers.

ARM and Actel will both be demonstrating the Cortex-M1 processor at the Embedded Systems Conference in San Jose, Calif., April 2-5.

The Cortex-M1 processor enables OEMs to achieve significant cost savings through rationalization of software and tools investments across multiple projects spanning FPGA, ASIC and ASSP, plus greater vendor independence through use of an industry-standard processor. The Cortex-M1 processor is supported by leading FPGA synthesis vendors, software development tools, and real-time operating systems, giving FPGA designers unprecedented choice and flexibility.

“Gartner Dataquest maintains that FPGAs/PLDs have a very bright future,” said Bryan Lewis, research vice president, Gartner Dataquest.  “We expect solid growth (15.7 percent) to resume in 2008 and forecast the FPGA/PLD market to outperform semiconductors from 2008 onward.”1

“The Cortex-M1 processor extends the reach of the ARM architecture in the FPGA domain, and advances our goal of providing processor solutions for the entire digital world,” said Graham Budd, EVP and general manager, Processor Division, ARM. “By leveraging ARM’s vast installed user base in the ASIC/ASSP and microcontroller markets, along with support from our own RealView® family of tools as well as product support from the ARM Connected Community, the Cortex-M1 processor will deliver significant savings to OEMs in terms of software development resources, tools, and training.”

Actel has licensed the Cortex-M1 processor and will make it available at no additional cost to their customers. The FPGA-optimized Cortex-M1 processor offers users of Actel’s flash-based M1-enabled Actel Fusion Programmable System Chips and ProASIC3 FPGAs a compact and efficient processor satisfying the requirements of a wide range of end applications. Actel will support the Cortex-M1 processor with its CoreConsole IP Deployment Platform, its SoftConsole program development environment and Actel Libero Integrated Design Environment - all available for free download from Actel’s website.

“Following the success of our ARM7™ family-based solutions, Actel worked closely with ARM to optimize its Cortex-M1 processor for FPGA implementation from the ground up, making it an extremely valuable addition to our growing processor library,” said Rich Brossart, vice president, product marketing, Actel.  “Free of the contract negotiations and fees typically associated with industry-standard processor cores, Actel will make the Cortex-M1 processor available to those companies who desire highly programmable solutions regardless of application or volume.”

Tools and Peripherals Support
The Cortex-M1 processor will be fully supported by forthcoming releases of the ARM RealView® Development Suite and RealView Microcontroller Development Kit. The RealView Development Suite will include a complete instruction set system model (ISSM) allowing developers to create and test applications for the Cortex-M1 processor out of the box. Developers can easily customize the RealView Development Suite’s debugger to visualize and interact with peripherals added around a Cortex-M1 processor, and will also be able to connect and debug applications running on Cortex-M1 silicon using ARM’s high-performance RealView ICE and ULINK®2 run control units.

System performance and design turn around time are boosted further with ARM AMBA® compliant PrimeCell® peripheral IP, including ARM’s latest ultra-efficient microDMA (PL230).

ARM Connected Community Partners, including CodeSourcery, Express Logic, IAR Systems, Mentor Graphics Inc., Micrium and Synplicity will all support the Cortex-M1 processor.   For improved flow integration, the Cortex-M1 processor deliverables will include an IP description conforming to the IP-XACT standard from The SPIRIT Consortium.

Low area, high frequency and ease of use

The ARM Cortex-M1 processor is a streamlined three-stage 32-bit RISC processor that implements a subset of the popular, high density Thumb®-2 instruction set. This enables both the processor and software footprint to meet the area budget of the smallest FPGA devices, while retaining compatibility with Thumb code for any ARM processor from the ARM7TDMI® processor upwards. The Cortex-M1 processor is capable of more than 170 MHz, whilst occupying less than 15 percent area of popular low-cost FPGA devices. Despite being the smallest processor in the Cortex family, the Cortex-M1 processor can deliver 0.8 DMIPS/MHz. Typical applications for the Cortex-M1 processor on FPGAs include embedded control, communications, networking and aerospace.

More information on ARM solutions in FPGA is available from www.arm.com/fpga.

Availability

Free of license and royalty fees, Actel’s implementation of the Cortex-M1 processor will be available for early access in April via the Actel website www.actel.com. The M1-enabled ProASIC3 and Actel Fusion PSC devices will sample in Q3 2007.

The ARM Cortex-M1 processor RTL and associated EDA views optimized for a range of FPGA vendor devices including Actel, Altera, Lattice and Xilinx will be available for license by OEMs in 2Q’07.

About the ARM Cortex Family of Processors
The three series in the ARM Cortex family enable chip manufacturers and OEMs to standardize around a single architecture from low-end microcontrollers to high-performance applications processors. Featuring Thumb-2 technology, the ARM Cortex family significantly reduces development costs and increases enterprise efficiency.

ARM Cortex-A Series: Applications processors for complex OS and user applications

ARM Cortex-R Series: Embedded processors for real-time systems

ARM Cortex-M Series: Deeply embedded processors optimized for microcontroller and low-cost applications

About ARM
ARM designs the technology that lies at the heart of advanced digital products, from mobile, home and enterprise solutions to embedded and emerging applications. ARM’s comprehensive product offering includes 16/32-bit RISC microprocessors, data engines, graphics processors, digital libraries, embedded memories, peripherals, software and development tools, as well as analog functions and high-speed connectivity products. Combined with the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

About the ARM Connected Community
The ARM Connected Community is a global network of companies aligned to provide a complete solution, from design to manufacture and end use, for products based on the ARM architecture. ARM offers a variety of resources to Community members, including promotional programs and peer-networking opportunities that enable a variety of ARM Partners to come together to provide end-to-end customer solutions. For more information, please visit http://www.arm.com/community.

ENDS

1.  Gartner, Inc., “Forecast: ASIC/ASSP, FPGA/PLD and SLI/SOC Applications, Worldwide, 2002-2010 (4Q06 Update)”, by John Barber and Bryan Lewis, December 4, 2006.

ARM, Thumb, RealView, PrimeCell and ARM7TDMI are registered trademarks of ARM Limited. Cortex and ARM7 are trademarks of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; AXYS Design Automation Inc.; AXYS GmbH; ARM Embedded Solutions Pvt. Ltd.; and ARM Physical IP, Inc.; and ARM Norway AS.

Contact Details:

ARM PRESS OFFICE: +44 208 846 0797

Niall O’Malley Text 100 +44 208 846 0740 londonarm@text100.co.uk	Claudia Natalia ARM +1 408 548 3172 claudia.natalia@arm.com	Michelle Spencer ARM +44 1628 427780 michelle.spencer@arm.com

The following ARM Connected Community members welcome the introduction of the Cortex-M1 processor:

“ARM and CodeSourcery have worked in partnership to provide full support for the Cortex-M1 processor in the GNU toolchain, said Mark Mitchell, chief sourcerer, CodeSourcery.  “The combination of a cost-effective FPGA-based ARM processor and CodeSourcery’s quality open-source tools solution will be compelling for system designers.”

“The arrival of Cortex-M1 processor will open up the ARM architecture to FPGA users,” said William Lamie, CEO, Express Logic. “The ThreadX RTOS powers more than 450 million units worldwide and we have worked closely with ARM during development of the Cortex-M1 processor to ensure that ThreadX users have a smooth migration path to this exciting new processor technology.”

“We welcome the addition of the Cortex-M1 processor to the Cortex family of processors from ARM,” said Mats Ullström, product director, IAR Systems.  “IAR’s Embedded Workbench for ARM has long supported ARM technology-based microcontrollers, combining advanced optimizations with an intelligent workflow, and we are pleased to continue the relationship with ARM, by adding support for the Cortex-M1 processor.”

“Mentor Graphics' long-term strategic relationship with ARM has enabled us to support the launch of the Cortex-M1 processor with several plug-and-play design solutions, including design assembly, embedded software toolsets, and most recently Precision Synthesis for FPGA devices,” said Simon Bloch, general manager, Design Creation and Synthesis Division, Mentor Graphics. “With these vendor-independent offerings from Mentor, designers are free to select any FPGA device to implement their designs based on the ARM Cortex-M1 processor.”

“Micrium’s uC/OS-II RTOS was the first RTOS to support the ARM Cortex-M3 processor,” said Jean Labrosse, president and CEO, Micrium.  “The Cortex-M1 processor provides FPGA users with access to the power of the ARM architecture running the royalty-free, highly reliable and robust uC/OS-II RTOS.”

“The Cortex-M1 processor benefits from the broad software development environment, operating systems and applications available for the ARM Cortex family of intelligent processors. We believe this new solution will provide a powerful alternative architecture for today’s FPGA designers,” said Andy Haines, sr. VP of marketing at Synplicity. “ARM and Synplicity have worked closely together since the inception of the Cortex-M1 processor to ensure that Synplicity’s broad range of FPGA implementation products will provide the best possible results for designers using the new processor.”

Item 3

28 March 2007

Synopsys IC Compiler Enables Fully Automated 65-Nanometer Implementation Flow For
ARM Cortex-A8 Processor

Flow delivers a 5-10X boost in productivity for mobile and consumer applications

MOUNTAIN VIEW, CA AND CAMBRIDGE, UK—Mar. 28, 2007—Synopsys, Inc. (Nasdaq: SNPS), a world leader in semiconductor design software, and ARM [(LSE: ARM; (Nasdaq: ARMHY)], today announced the immediate availability of a fully automated implementation flow enabled by Synopsys IC Compiler for high-performance and low-power applications.  The Galaxy™ Design Platform RTL-to-GDSII flow for the synthesizable ARM® Cortex™-A8 processor includes DC Topographical technology, the DFT MAX solution and the latest physical design technology available in IC Compiler.  This portable Synopsys flow, along with the ARM processor and physical IP, delivers a 5-10x improvement in designer productivity compared to the original optimized, semi-custom approach. The flow has also delivered more than 1000 DMIPS at 500MHz performance in a 65-nanometer (nm) low-power process technology and is capable of achieving over 1700 DMIPS at 850MHz for advanced consumer applications when targeted at high-performance 65-nm process technologies.

“The ARM and Synopsys technical collaboration has resulted in a widely deployable implementation flow for the Cortex-A8 processor with clear time-to-market savings,” said John Cornish, vice president of marketing, Processor Division, ARM. “With many customers focused on increased productivity and meeting tight schedules, the Synopsys Galaxy implementation flow for the Cortex-A8 processor will enable customers to achieve a high-performance and low-power design point with a small team and limited resource investment.”

The Cortex-A8 processor, ARM’s first high-end application processor based on the ARMv7 architecture, features support for TrustZone® technology, Thumb®-2 instructions, Jazelle®-RCT technology and the powerful ARM NEON™ signal processing extensions that are targeted at the next-generation enriched multimedia and gaming platforms.

Building on experience from the optimized semi-custom implementation design flow for the Cortex-A8 processor, ARM and Synopsys have created a fully automated synthesizable Galaxy implementation flow. The new approach enables a small team of engineers with a standard ASIC design background to achieve the required performance for next-generation high-performance, low-power applications within three months.  The easy-to-use implementation flow leverages ARM physical IP optimized for the Cortex-A8 processor while enabling broader design portability across both libraries and process technologies (90-nm, 65-nm and 45-nm).

“The key to addressing high-performance and low-power needs of the wireless and consumer markets is the concurrent optimization capability in design tools,” said Bijan Kiani, vice president of marketing, Synopsys Implementation Group. “Delivering a 500 MHz low-power Cortex-A8 processor and an 850 MHz high-performance version is a strong testimonial to the strength of our technology and close collaboration with ARM.”

The automated implementation flow for the synthesizable Cortex-A8 processor was validated using the ARM Advantage™-HS standard cells and optimized Advantage Random Access Memory (RAM) instances for 65-nm LP technology to achieve both high performance and low power.  The combination of an easy-to-use implementation flow, a high-quality processor and physical IP enables customers to deliver proven results with best-in-class productivity.  Designers can combine the flow with the ARM physical IP, optimized for the Cortex-A8 processor, or use the flow with their own physical IP libraries.

ARM and Synopsys, a member of the ARM Connected Community, will present a technical paper on this flow at the San Jose Synopsys Users Group (SNUG) on Monday, April 2nd 2007 and at the Design, Automation and Test (DATE) conference on Wednesday, April 18th 2007.

Availability
The automated implementation flow for the Cortex-A8 processor (scripts and documentation) is available immediately from Synopsys. In addition, Synopsys offers consulting services to help accelerate the adoption and implementation of advanced methodologies, including high-performance and low-power design techniques for ARM processor-based designs, including those based on the Cortex-A8 processor. The synthesizable Cortex-A8 processor, Advantage-HS standard cells and optimized Advantage RAM instances for target 65LP processes are immediately available from ARM.

About Synopsys
Synopsys, Inc. is a world leader in EDA software for semiconductor design. The company delivers technology-leading semiconductor design and verification platforms and IC manufacturing software products to the global electronics market, enabling the development and production of complex systems-on-chips (SoCs). Synopsys also provides intellectual property and design services to simplify the design process and accelerate time-to-market for its customers. Synopsys is headquartered in Mountain View, California and has offices in more than 60 locations throughout North America, Europe, Japan and Asia. Visit Synopsys online at http://www.synopsys.com.

About ARM
ARM designs the technology that lies at the heart of advanced digital products, from mobile, home and enterprise solutions to embedded and emerging applications. ARM’s comprehensive product offering includes 16/32-bit RISC microprocessors, data engines, graphics processors, digital libraries, embedded memories, peripherals, software and development tools, as well as analog functions and high-speed connectivity products. Combined with the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

About the ARM Connected Community
The ARM Connected Community is a global network of companies aligned to provide a complete solution, from design to manufacture and end use, for products based on the ARM architecture. ARM offers a variety of resources to Community members, including promotional programs and peer-networking opportunities that enable a variety of ARM Partners to come together to provide end-to-end customer solutions. For more information, please visit http://www.arm.com/community.

ENDS

Forward-Looking Statements
This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including Synopsys' and ARM’s expectations of the benefits the Galaxy/ARM Cortex-A8 processor implementation flow. These statements are based on current expectations and beliefs. Actual results could differ materially from these statements as a result of unforeseen difficulties in completing new designs using the flow, uncertainties attendant to any new design flow and certain statements contained in the section of Synopsys' Annual Report on Form 10-Q for the quarter ended January 31, 2007 2006 entitled "Risk Factors."

###

Synopsys, and SNUG are registered trademarks of Synopsys, Inc. Galaxy is a trademark of Synopsys, Inc. Any other trademarks or registered trademarks mentioned in this release are the intellectual property of their respective owners.

ARM, Jazelle, TrustZone and Thumb are registered trademarks of ARM Limited. Cortex, NEON and Advantage are trademarks of ARM Limited. Artisan and Artisan Components are registered trademarks of ARM Physical IP, Inc. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; AXYS Design Automation Inc.; AXYS GmbH; ARM Embedded Solutions Pvt. Ltd.; ARM Physical IP, Inc.; and ARM Norway, AS.

Editorial Contact Details:

Sheryl Gulizia Synopsys, Inc. 650-584-8635 sgulizia@synopsys.com	Rachel Modena Barasch MCA, Inc. 650-325-7547 rbarasch@mcapr.com

ARM PRESS OFFICE: +44 208 846 0797

Niall O’Malley Text 100 +44 208 846 0740 londonarm@text100.co.uk	Claudia Natalia ARM +1 408 548 3172 claudia.natalia@arm.com	Michelle Spencer ARM +44 1628 427780 michelle.spencer@arm.com